

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2010

Raymond Meyers
Chief Executive Officer
Internet Media Services, Inc.
1434 6th Street, Suite 9
Santa Monica, California 90401

Re: **Internet Media Services, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed June 30, 2010
             File No. 333-165972

Dear Mr. Meyers:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your disclosure indicates that you will distribute the 7,500,000 shares to the shareholders of DSS. Refer to the Prospectus Cover Page and pages 8 and 21 where you indicate that you, rather than DSS, will be distributing the shares held by DSS. Please tell us how you will distribute these shares when they appear to be held by DSS.   Alternatively, if you mean to indicate that you will be registering the distribution of the shares held by DSS, pursuant to the terms of the Registration Rights Agreement, please clarify your disclosure.

Cover Page

2. We note your statement that the offering price "was arbitrarily established by the Registrant's management," as well as your statement on the prospectus cover page that for "purposes of this registration statement and in connection with the distribution, [you]

valued the shares to be distributed at $.001 per share." Please explain why you, and not the selling shareholder, are determining the value of these shares.

3. Please note that the filing fee should be calculated on the basis of the book value of the assets of DSS. Refer to Question 240.03 of the Compliance and Disclosure Interpretations relating to the Securities Act Rules located at our website, at www.sec.gov. Please advise or revise.

Questions and Answers about the Distribution, page 2

4. Please revise your disclose to indicate why DSS determined to distribute the shares to the DSS shareholders.

Risk Factors, page 4

5. We note your revisions in response to comment 11 in our letter dated May 7, 2010. However, it does not appear that you made the revisions requested in the second bullet to the risk factors entitled "If we are unable to compete effectively, our business, revenues and future growth may suffer" and "If we are not successful in increasing the number of our customers or having customers actively engage in revenue producing activities…." Please revise those risk factors accordingly.

Selling Security Holders, page 13

6. Please revise this section to identify DSS as a selling security holder and an underwriter. Refer to Staff Legal Bulletin #4 located at our website, www.sec.gov.

Plan of Distribution, page 13

7. Please revise this section to describe the manner in which the shares will be distributed to the shareholders of DSS.

8. Please discuss whether you will issue fractional shares as part of your pro rata distribution, as opposed to round up to the next share, as applicable.

Description of Securities, page 13

Agreements Related to Common Stock Issuance in Connection with Legalstore.com, page 14

9. We note your statement that you are required to raise at least $200,000 to be used for working capital. Please discuss how you plan to raise those funds and where you stand with respect to complying with that provision. In addition, please discuss the lock-up agreement entered into by your principal stockholders in connection with the acquisition of DSS.

Business, page 15

10. Elaborate upon your disclosure under "Our Strategy" to explain what other vertical business channels you intend to pursue that "are currently underdeveloped."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

General

11. As noted in your response to comment 56 in our letter dated May 7, 2010, LegalStore.com qualifies as your predecessor company. However, your present management's discussion and analysis does not comply with the requirements of Item 303(a) of Regulation S-K since your discussion and analysis relates only to the period subsequent to October 8, 2009. Please revise your management's discussion and analysis disclosures accordingly to present the additional comparative periods.

Liquidity and Capital Resources, page 22

12. Please elaborate upon your discussion here to disclose the terms of the $200,000 revolving line of credit you have entered into with your Chief Executive Officer.

Management, page 25

13. We note your revised disclosure in response to comment 28 in our letter dated May 7, 2010. Please further revise your disclosure to provide additional discussion of each director's specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as our director. Refer to Item 401(e)(1) of Regulation S-K. For further guidance, refer to Question 116.05 of the Compliance and Disclosure Interpretations relating to Regulation S-K located at our website, at www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management, page 28

14. We note your revised disclosure in response to comment 34 in our letter dated May 7, 2010, which indicates that the table includes shares that the beneficial owners of more than 5% of your outstanding common stock have the right to acquire within 60 days. Please further revise your disclosure to indicate (i) that the table includes shares that *each person* listed in the table has the right to acquire within 60 days and (ii) that such shares include any shares that such person has the right to acquire within 60 days, as opposed to only shares issuable upon exercise of options or securities convertible into common stock. Refer to Item 403 of Regulation S-K.

Financial Statements – Internet Media Services, Inc. – December 31, 2009

Notes to the Consolidated Financial Statements
Note 1. Nature of Business and Summary of Significant Accounting Policies

General

15. Please revise your disclosures throughout the filing relating to the description of the transaction with LegalStore.com to make it clear, if true, that LegalStore.com represents your predecessor company and you acquired substantially all of operations and net assets of LegalStore.com on October 8, 2009.

16. We note that prior to your transaction on October 8, 2009 to acquire the net assets and operations of LegalStore.com, the costs of certain services provided by Document Security Systems, Inc. were allocated to LegalStore.com. Please revise your disclosure to clarify if you are continuing to receive any of the services whose costs were previously allocated to LegalStore.com.

Carve-out Financial Statements – LegalStore.com (a division of Document Security Systems, Inc.)

Audited Financial Statements – for the period January 1, 2009 through October 8, 2009

Audited Financial Statements – for the fiscal years ended December 31, 2008 and 2007
Unaudited Interim Financial Statements – as of September 30, 2009

17. We note your response to comment 55 in our letter dated May 7, 2010 regarding the extent to which the operations and net assets of LegalStore.com comprise Lester Levin Inc. Please revise your disclosure in Note 1 of each of the carve-out financial statements to indicate that the operations and net assets of LegalStore.com represent substantially all of the operations and net assets of Lester Levin Inc.

18. Please revise your disclosure in Note 7 – Related Party Transactions of each set of carve-out financial information on pages F-30 and F-47 to disclose the total amount of corporate expense allocations included in each statement of operations.

Signatures, page 35

19. Please revise your signature page to include the signature of your principal accounting officer. Refer to Instruction 1 to the section of Form S-1 entitled "Signatures." If one of the individuals who signed the document is your principal accounting officer in addition to any other position he holds, please add this title below the signature to the title or titles you have provided already. See Instruction 2 to the section of Form S-1 entitled "Signature."

<u>Exhibit Index, page 36</u>

20. Please revise to indicate the meaning footnote (1).

21. Please file as exhibits any documentation evidencing the advances made by your chief executive officer subsequent to March 31, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gary A. Agron, Esq.
        Via Facsimile (303-770-7257)